THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

January 9, 2017

VIA EDGAR

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 9, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed October 28, 2016
File No. 1-01927

Dear Ms. Rocha:

This letter is in response to the letter, dated December 22, 2016 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 5. Dissolution of Global Alliance with Sumitomo Rubber Industries, page 71

1.	We note that you recognized a pre-tax gain of $76 million, or 12.5% of income before income taxes, on the sale and acquisition transactions, as compared to the estimated net loss of $14 million included in the pro forma financial information included as an exhibit to the Form 8-K filed on November 2, 2015. Please provide us with a comprehensive explanation of the specific facts and circumstances that resulted in the recognition of the $76 million gain, including quantified information of the material components and how the negotiated terms in the Framework Agreement dated June 4, 2015, impacted the accounting for the dissolution transactions.

On October 1, 2015, the Company completed the dissolution of its global alliance with Sumitomo Rubber Industries, Ltd. (“SRI”) in accordance with the Framework Agreement dated as of June 4, 2015 by and between the Company and SRI. The Company paid SRI a net amount of $271 million upon closing of the dissolution transaction and delivered a promissory note for $56 million. The Company recognized a net pre-tax gain of $48 million (after-tax gain of $38 million) on the dissolution transaction, which included $28 million of net product liability claims.

The net pre-tax gain on the dissolution transaction of $48 million is comprised of the following components:

Pre-tax gain on sale of a controlling interest in GDTNA	$23 million
Pre-tax gain on sale of a non-controlling investment in DGT	$42 million
Pre-tax gain on sale of non-exclusive rights	$19 million
Transaction costs and other	($8) million
Net product liability claims	($28) million

Prior to the dissolution, the Company owned 75% and SRI owned 25% of two companies, Goodyear Dunlop Tires Europe B.V. (“GDTE”) and Goodyear Dunlop Tires North America, Ltd. (“GDTNA”). In Japan, the Company owned 25% and SRI owned 75% of two companies, Nippon Goodyear Ltd. (“NGY”) and Dunlop Goodyear Tires Ltd. (“DGT”).

Pursuant to the Framework Agreement, the Company sold its 75% interest in GDTNA, 25% interest in DGT and Huntsville, Alabama test track to SRI. The Company acquired SRI’s 75% interest in NGY and 25% interest in GDTE. SRI also obtained exclusive rights to sell Dunlop brand tires in countries that were previously non-exclusive under the global alliance, including Russia, Turkey and certain countries in the Middle East and Africa.

As part of the transaction, the Company will defend product liability claims related to GDTNA’s operations during the joint venture alliance period from September 1, 1999 to October 1, 2015. In general, as described in Section 4.6 of the Framework Agreement, SRI has agreed to indemnify the Company for the first $6 million of aggregate product liability claim costs in each calendar year and the Company will bear 75% and SRI will bear 25% of the aggregate product liability claim costs in excess of $6 million in any calendar year, subject to certain caps and restrictions.

In order to appropriately account for the various components of the Framework Agreement, we determined the fair value of those components in order to determine the implied consideration for each.

The Company sold its 75% controlling interest in GDTNA to SRI. Historically, the Company consolidated GDTNA using the voting interest model. In accordance with ASC 810-10-40-5, on October 1, 2015 the Company deconsolidated GDTNA and recognized a pre-tax gain of $23 million. The pre-tax gain was determined by subtracting the net book value of the net assets of the business of $32 million (inclusive of GDTNA’s product liabilities of $60 million) from the sum of the fair value of consideration received and the carrying value of the non-controlling interest, which totaled $240 million. This gain was then reduced by amounts previously recognized in other comprehensive loss of $185 million, primarily related to GDTNA’s defined benefit plans.

The Company sold its entire 25% non-controlling investment in DGT to SRI. Historically, the Company accounted for its 25% investment in DGT using the equity method. In accordance with ASC 323-10-35-35, sales of stock of an investee by an investor shall be accounted for as gains or losses equal to the difference between the selling price and carrying amount of the stock sold. As a result of the sale of the Company’s investment, the Company recognized a pre-tax gain of $42 million which represented the difference between the fair value of DGT of $67 million and the carrying amount of the investment, after adjusting for foreign currency translation previously recognized in other comprehensive loss of $25 million.

Under the global alliance, the Company held non-exclusive rights to the Dunlop brand in certain countries, including Russia, Turkey and in the Middle East and Africa. Pursuant to the Framework Agreement, the Company sold these rights to SRI resulting in a pre-tax gain on sale of $19 million based on our fair value valuation of those rights.

The net pre-tax gain on the dissolution transaction described above, was reduced by $28 million to reflect the estimated cost of the Company’s product liability defense obligations, net of the estimated value of the Company’s indemnification receivable from SRI.

The Company acquired SRI’s 25% interest in GDTE. Historically, the Company consolidated GDTE using the voting interest model. In accordance with ASC 810-10-45-23, changes in a parent’s ownership interest while the parent retains a controlling financial interest in a subsidiary shall be accounted for as an equity transaction. Therefore, no gain or loss was recognized and the difference between the fair value and the carrying amount of the non-controlling interest, as well as the carrying amount itself, was adjusted within equity to reflect the change in ownership.

The Company acquired SRI’s 75% interest in NGY. Historically, the Company accounted for its 25% non-controlling investment in NGY using the equity method. In accordance with ASC 805-10-25-1, we concluded NGY was a business and therefore on October 1, 2015 we accounted for the acquisition as a business combination and recognized the acquired assets and assumed liabilities at fair value on the Company’s balance sheet and subsequently included NGY’s results of operations in our consolidated statements of operations. As a result of the acquisition of NGY, the Company recognized net assets of $34 million and goodwill of $6 million. The remeasurement of the previously held equity interest and recognition of amounts previously included in other comprehensive loss was not significant.

The impact of the sale of the Huntsville, Alabama test track was not significant.

On November 2, 2015, the Company filed a Form 8-K which included an exhibit containing pro forma financial information that reflected adjustments for the dissolution of the Company’s global alliance with SRI. The pro forma financial information and adjustments were based on preliminary estimates and were subject to completion of detailed valuations of the deconsolidated interests, the acquired interests, and the other transactions set forth in the Framework Agreement. The pro forma financial information included an estimated after-tax net loss of $14 million. The final after-tax net gain recognized for the year ended December 31, 2015 was $38 million. The difference of $52 million was due to the finalization of detailed fair value valuations which increased the after-tax gain by $54 million, finalization of the tax impacts of the transaction which increased the after-tax gain by $12 million, and completion of the valuation of the Company’s and SRI’s mutual obligations with respect to product liability claims which decreased the after-tax gain by $14 million.

The $54 million increase in the after-tax gain related to the finalization of fair value valuations, which increased the implied consideration related to GDTNA and DGT as a result of 1) updating our estimates for our 2016 annual financial plan which was not finalized at the time of the November 2, 2015 Form 8-K filing and 2) developing longer-term financial forecasts that were used in the completion of the fair value valuations.

2.	We note that you recognized a pre-tax loss of $28 million related to the liabilities that you retained from GDTNA as part of the sale of your 75% interest to SRI. Since the $60 million liability was already recognized in your historical financial statements, please help us understand how SRI’s agreement to indemnify you for these liabilities in certain circumstances resulted in the recognition of the loss.

As discussed above, the Company will defend product liability claims related to GDTNA’s operations during the joint venture alliance period from September 1, 1999 to October 1, 2015. In general, SRI has agreed to indemnify the Company for the first $6 million of aggregate product liability claim costs in each calendar year and the Company will bear 75% and SRI will bear 25% of the aggregate product liability claim costs in excess of $6 million in any calendar year, subject to certain caps and restrictions.

In accordance with ASC 810-10-40-5, the Company deconsolidated the GDTNA business on October 1, 2015, including its product liabilities of $60 million. The $60 million liability was included in the net assets of GDTNA when calculating the net pre-tax gain of $23 million on the sale of the Company’s controlling interest in GDTNA. Also included in the calculation of the overall net gain on the dissolution transaction was a pre-tax loss of $28 million which represented the $60 million estimated cost of the Company’s obligation to defend GDTNA’s product liability claims incurred during the joint venture alliance period, less the estimated value of the Company’s indemnification receivable from SRI of $32 million. The estimated value of the indemnification receivable was determined to be less than the full liability as a result of the mutual obligations with respect to product liability claims and the caps and restrictions on SRI’s obligation to indemnify the Company that are set forth in the Framework Agreement. We chose to separately call out the $28 million net liability in our disclosures in order to highlight the Company’s ongoing obligations with respect to GDTNA’s product liability claims.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 2. Costs Associated with Rationalization Programs, page 8

3.	We note that you recognized $116 million in charges during the September 30, 2016 quarter for a plan [that] was approved on October 20, 2016, for the closure of a plant in Germany that includes reducing jobs by 890. Please provide us with your analysis of the recognition guidance in ASC 420-10-25 that demonstrates you incurred a liability for the plan as of September 30, 2016.

The $116 million portion of the plant closure liability that was recognized as of September 30, 2016 related to involuntary termination benefits (i.e., severance payments) provided under an ongoing benefit arrangement, as opposed to a one-time termination benefit. As such, the Company accounted for this liability in accordance with ASC 712-10-25, which specifies that a liability for contractual termination benefits shall be recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated.

The severance benefits to be provided to employees impacted by the plant closure were either required under German law and/or based on the Company’s consistent past practice of paying similar benefits in similar circumstances in Germany. We concluded that a substantive plan for an ongoing benefit arrangement existed. We further concluded, given the facts and circumstances available at the time of our third quarter Form 10-Q filing, that it was probable as of September 30, 2016 that the employees would be entitled to receive benefits under this substantive plan and that such benefits were estimable. The approval of the plan on October 20, 2016 confirmed our probability and estimability assertions as of September 30, 2016.

Note 4. Income Taxes, page 10

4.	We note that you recognized a $163 million tax benefit for the three-months ended September 30, 2016, due to a US tax election for years 2009, 2010 and 2012 to change the manner in which foreign taxes are reflected. We further note your disclosure in Note 6 in your 2015 Form 10-K that you have $686 million of foreign tax credits deferred tax assets that expire between 2016 and 2025. Considering the significance of the foreign tax credits deferred tax assets to your consolidated financial statements and that you have US federal NOLs, please provide us with a more comprehensive explanation of the improvements in your US income that would allow you to utilize all of the foreign tax credits deferred tax assets prior to expiration. As part of your response, please provide us with a description of the transactions that generated the foreign tax credits to be used in the US and the foreign source income that will be recognized in your US tax returns to utilize the foreign tax credits.

For many years prior to 2015, the Company incurred losses in the U.S. for tax purposes that offset our income from foreign sources and, as a result, created a build-up of foreign tax credits (“FTCs”), including U.S. losses in 2013 and 2014 primarily created as a consequence of deducting approximately $2 billion of pension contributions related to the funding of our salaried and hourly U.S. pension plans. During 2015 and 2016, we generated domestic source taxable income of approximately $700 million and our forecasts have domestic profitability continuing for the foreseeable future. Due to this improvement in domestic income since 2014, we have substantially utilized all of our U.S. federal NOLs as of December 31, 2016.

We have three significant sources of foreign source income. The first source is our improved domestic profitability of which 50% is required to be re-characterized as foreign source income under current U.S. tax legislation. Secondly, we have annual net foreign source income, exclusive of dividends, in excess of $200 million, primarily from royalties. Lastly, if necessary, we have the ability to capitalize our research and development costs of approximately $400 million annually. This election would increase our taxable income and the amount allocated to foreign source income. We are projecting that these sources of foreign taxable income will allow us to utilize our FTCs one to two years prior to their various expiration dates and to completely utilize all of our existing FTCs by 2021.

The tax rules provide a one-time ability to change an election in order to credit taxes previously deducted within the past 10 years. Since making our initial election to deduct taxes, our U.S. operations have significantly improved and the Company now forecasts that we will be able to fully utilize the FTCs before they expire. Based on these facts, in September 2016 the Company decided to claim a credit instead of deducting the FTCs in order to optimize our 2016 tax position and make FTCs available to reduce tax payments in future years. This resulted in a net tax benefit of $163 million which was primarily due to an increase in our deferred tax assets of $255 million due to our election to credit FTCs, partially offset by a reduction in our deferred tax assets of $89 million for the reduction in our NOLs as a result of no longer deducting FTCs.

5.	We note that you recognized a $7 million tax benefit from the release of a valuation allowance in Americas during the nine-months ending September 30, 2016 and a $41 million tax charge relating to establishing a valuation allowance in the America’s during the three-months ended September 30, 2016. Please expand these disclosures to discuss the specific jurisdictions and to provide additional insight into the specific positive and negative evidence considered in releasing and/or recognizing valuation allowances for your deferred tax assets.

The $7 million tax benefit is related to the release of a valuation allowance in Brazil where we collected a receivable that had previously been written-off as uncollectible for book purposes.

The $41 million tax charge was for the establishment of a valuation allowance in the U.S. related to a basis difference in our investment in the Company’s deconsolidated subsidiary in Venezuela (“GY VZ”). During the third quarter of 2016, the Company converted substantially all of its U.S. dollar denominated payables owed from GY VZ to the Company into GY VZ’s capital. These payables were capitalized in order to cure, as required by Venezuelan law, a potential negative equity of GY VZ for their local statutory books due to foreign currency exchange losses on these U.S. dollar denominated payables as the official exchange rate for the bolivar fuerte has continued to deteriorate.

Prior to capitalizing these payables into GY VZ’s equity, the Company maintained a deferred tax asset in the U.S. for the related potential bad debt deduction. At the time these payables were capitalized into GY VZ’s equity, the Company established a full valuation allowance against this deferred tax asset in the U.S. due to the inherent uncertainty of ultimately recovering these amounts through the sale or liquidation of GY VZ.

The Company will expand its disclosures related to these tax matters in its Form 10-K for the fiscal year ended December 31, 2016 and, to the extent applicable, in other future filings as follows:

“…a $41 million tax charge related to establishing a valuation allowance in the U.S. on deferred tax assets related to receivables from our deconsolidated Venezuelan operations which were contributed to its capital and a $7 million tax benefit related to the release of a valuation allowance in Brazil due to the collection of a receivable that had previously been written off as uncollectible.”

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Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-4660 (evan_scocos@goodyear.com).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Evan M. Scocos
Evan M. Scocos
Vice President and Controller

cc:	Tracey Houser, U.S. Securities and Exchange Commission
Terence O’Brien, U.S. Securities and Exchange Commission
Laura K. Thompson, The Goodyear Tire & Rubber Company